

Entity Profile Information

Viewed on April 14, 2022

NFA ID 0519517 CITIGROUP GLOBAL MARKETS EUROPE AG

Current Status Information

Branch ID	Status	Effective Date
	NFA MEMBER APPROVED	03/06/2020
	SWAP DEALER PROVISIONALLY REGISTERED	01/27/2020

Status History Information

Status	Effective Date
NFA MEMBER APPROVED	03/06/2020
SWAP DEALER PROVISIONALLY REGISTERED	01/27/2020
NFA MEMBER PENDING	04/23/2019
SWAP DEALER PENDING	04/23/2019

Outstanding Requirements

Annual Due Date: 4/1/2023

4S SUBMISSIONS IN REVIEW

Disciplined Employee Summary